Room 4561
Via fax (585) 325-2977

July 11, 2008

Patrick White
Chief Executive Officer
Document Security Systems, Inc.
First Federal Plaza
28 East Main Street, Suite 1525
Rochester, NY 14614

>   **Re: Document Security Systems, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2007**
>   **Filed March 17, 2008**
>   **File no. 1-32146**

Dear Mr. White:

We have reviewed your response to your letter dated June 20, 2008 in connection with the above referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 6, 2008.

Form 10-K for the Fiscal Year Ended December 31, 2007

Note 5. Intangible Assets, page F-11

1.   We note your response to our prior comment 3 where you indicate that the Company's underlying basis for capitalizing legal defense costs is your expectation that your patent infringement suit against the ECB <u>will be</u> successful. We note, however, that at the point you began capitalizing such costs you had not yet successfully defended your patents. TPA 2260.03 and paragraph 247 of Concepts Statement No. 6 state that costs of successfully defending a patent may be capitalized if they are part of the cost of retaining and obtaining the future benefit of the patent. Accordingly, it is still not clear why the Company believes that capitalization of your legal defense costs is appropriate and how you

overcame the notion that these costs are costs of <u>successfully</u> defending the Company's patent. Please provide further analysis to support your conclusions.

2.   We note your response to our prior comment 4 in your letter dated May 9, 2008 where you indicate that the Company's impairment analysis is based on potential damage claims you expect to receive and that you determine such amounts based on published circulation rates of the Euro banknote throughout the EU and a royalty rate that the Company is earning from other technology licensed in the EU. Please tell us how you considered the guidance in paragraphs 7 and 16 - 21 of SFAS 144 in determining that a cash flow analysis based on circulation rates is an appropriate basis for your impairment test. Also, please explain further how you determined the circulation rates (in total and by individual country) and how you applied such rates in concluding the potential damages to be received upon settlement of $80 - $180 million. In addition, please provide a breakdown of the potential settlement by country. Also, explain further the source of your royalty rate assumptions and how you apply such rates to your impairment analysis.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Kari Jin at 202-551-3481, or me at 202-551-3730 if you have questions regarding the above comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief